Exhibit 99.1

Metalpha Reports Preliminary First Half of 2022 Unaudited Results

HONG KONG, March 2, 2023 /PRNewswire/ -- Metalpha Technology Holding Limited (NASDAQ: MATH) (the “Company” or “Metalpha”), a digital assets service provider, today announced its preliminary unaudited financial results for the six-month period ended September 30, 2022 (the “1H 2023”).

In 1H 2023, the Company’s revenue from fair value change of proprietary trading digital assets (Trading Revenue）grew by more than 3,000% against the six-month period ended March 31, 2022 (“2H 2022”), rising from just over $122,000 in 2H 2022 to approximately $3.9 million in 1H 2023. The Company has also seen substantial growth of over 300% in its aggregate notional amount of derivative products issuance from about $48.9 million in 2H 2022 to about $198 million in 1H 2023, showing robust demand from Metalpha’s global customer base, which includes crypto and blockchain mining companies, institutional investors and family offices. Trading revenue and derivative product issuance are key metrics Metalpha analyzes in evaluating its business scale and success.

FINANCIAL HIGHLIGHTS

Comparison of 2H 2022 with 1H 2023

●	Derivative Product Issuance

The aggregate notional amount of derivative products’ issuance in 1H 2023 was approximately $198 million, compared to $48.9 million in 2H 2022, an increase of more than 300%.

Time Period	2H 2022	1H 2023
Derivative Product Issuance	$48.9 million	~$198 million

●	Trading Revenue

The revenue from fair value change of proprietary trading digital assets grew by more than 3,000%, rising from just over $122,000 in 2H 2022 to approximately $3.9 million in 1H 2023.

Time Period	2H 2022	1H 2023
Trading Revenue	$122,000	~$3.9 million

●	Total Revenue from Continuing Operation

The total revenue from continuing operations for 1H 2023 was approximately $3.9 million, compared to the total revenue of $0.92 million for 2H 2022, an increase of over 320%.

Time Period	2H 2022	1H 2023
Total Revenue from Continuing Operation	$0.92 million	$3.9 million

●	Gain/(Loss) from Continuing Operation

The gain from continuing operation of 1H 2023 was approximately $151,000, compared to the loss from operations of $0.95 million for 2H 2022, showing an improvement of approximately $1 million.

Time Period	2H 2022	1H 2023
Gain/(Loss) from Continuing Operation	($0.95 million)	$151,000

●	Net Income (Loss)

The net loss for 1H 2023 was approximately $4.9 million, compared to the net loss of $7.06 million for 2H 2022, a decrease of approximately 30%.

Time Period	2H 2022	1H 2023
Net Income (Loss)	($7.06 million)	($4.9 million)

Metalpha aims to provide customers with high-quality product design and trading capabilities and is committed to delivering structured derivative products to cryptocurrency market participants.

The Company works closely with customers and key stakeholders. Product innovation and customer satisfaction are core to the Company’s business development, and strategies will continue to be adjusted to meet the increasing demand for digital assets wealth management services.

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Disclaimer

The Company’s independent registered public accounting firm, WWC, P.C., has not completed its audit with respect to any of the preliminary estimated unaudited information published by the Company in connection with this announcement. Accordingly, WWC, P.C. does not express an opinion or any other form of assurance with respect thereto. The Company expects to release its unaudited condensed consolidated financial statements for the six-month period ended September 30, 2022 by the end of March 2023, which will also be included in a Form 6-K to be filed with the U.S. Securities and Exchange Commission. The preliminary estimated unaudited information should not be considered a substitute to such final unaudited condensed consolidated financial statements. You are hereby advised not to place undue reliance on the unaudited preliminary estimates announced on March 3, 2023 by the Company.

About Metalpha Technology Holding Limited

Founded in 2015, Metalpha Technology Holding Limited (NASDAQ: MATH) went public on October 20, 2017. The listed Company is dedicated to providing investing and wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of crypto wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company’s operations and the demand for the Company’s services, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the U.S. Securities and Exchange Commission.

Contact

Yiwei Wang

Media Relations

info@metalpha.finance

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